Exhibit 12.1
Statement regarding Computation of Ratio of Earnings to Fixed Charges
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Six Months
	Ended	Years Ended December 31
(in millions except for ratio amounts)	2010	2009	2008	2007	2006	2005

Income (loss) before income tax and noncontrolling interest	$803	$540	$(562)	$1,222	$1,650	$162
Less:
Income (loss) from equity investees	68	315	(379)	183	288	254
Add:
Fixed charges	84	150	157	166	165	195
Distributions from equity investees	82	92	67	84	118	199

Income as adjusted	$901	$467	$41	$1,289	$1,645	$302

Fixed charges:
Interest expensed	$73	$128	$134	$140	$131	$124
Portion of rents representative of the interest factor	9	17	17	17	17	24
Interest credited to policyholders	2	5	6	9	17	47

Fixed charges	$84	$150	$157	$166	$165	$195

Ratio of earnings to fixed charges	10.7	3.1	(a )	7.8	10.0	1.5

(a)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $116 million.